DIRECCIÓN CORPORATIVA DE FINANZAS

GERENCIA JURÍDICA DE FINANZAS

April 11, 2008

Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Petróleos Mexicanos Form 20-F for the Fiscal Year Ended December 31, 2006 Filed July 2, 2007 File No. 0-00099

Dear Ms. Blye:

By letter dated March 28, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided comments on Petróleos Mexicanos’ Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”), which was filed with the SEC on July 2, 2007. In response to your comments and on behalf of Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we hereby submit the response below.

For your convenience, we have reproduced below in italics the Staff’s comment and have provided a response immediately below the comment. As a result of our response set forth in this letter, we believe it will not be necessary to amend the 2006 Form 20-F.

“2008, Año de la Educación Física y el Deporte”

P E T R Ó L E O S   M E X I C A N O S

Marina Nacional 329, Col. Huasteca, México 11311, D.F.

www.pemex.com

General

1.

We are aware of January 2006 news report indicating that you may be party to a joint venture with the Iran Offshore Engineering and Construction Co., to develop an oil field offshore Mexico. Your Form 20-F does not include disclosure regarding contacts with Iran, a country that is identified by the U.S. State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, services, equipment, technology, or funds you have provided into Iran, and any agreements, commercial arrangements, or other contacts with the Iranian government or entities controlled by it.

After having made the necessary inquiries within PEMEX, we confirm that PEMEX is not and has not been a party to any joint venture or any other kind of agreement with the Iran Offshore Engineering and Construction Company. PEMEX did not, within the period covered by the 2006 Form 20-F, and does not currently provide nor has PEMEX ever provided any products, services, equipment, technology, or funds to Iran, nor is PEMEX currently a party to any agreements or other commercial arrangements, with the Iranian government or entities controlled by it, through either direct or indirect arrangements, nor has PEMEX been a party to any such agreements or other commercial arrangements in the past.

PEMEX acknowledges that:

•	PEMEX is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to PEMEX’s filings; and
•	PEMEX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

“2008, Año de la Educación Física y el Deporte”

P E T R Ó L E O S   M E X I C A N O S

Marina Nacional 329, Col. Huasteca, México 11311, D.F.

www.pemex.com

If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact me at (011) (52) (55) 1944-9326 or Wanda J. Olson at (212) 225-2730.

PETROLEOS MEXICANOS

By: /s/  José Elías Sahab Jaik

       José Elías Sahab Jaik

       General Counsel of Finance

cc:	Mr. Roger Schwall
Mr. Pradip Bhaumik
Securities and Exchange Commission

Mr. Jesús Reyes Heroles González Garza
Mr. Esteban Levin Balcells
Mr. Ernesto Balcázar Hernández
Petróleos Mexicanos

Ms. Wanda J. Olson
Mr. Grant Binder
Ms. Mary Connell Grubb
Ms. Frances Mejía
Cleary Gottlieb Steen & Hamilton LLP

3

“2008, Año de la Educación Física y el Deporte”

P E T R Ó L E O S   M E X I C A N O S

Marina Nacional 329, Col. Huasteca, México 11311, D.F.

www.pemex.com